UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

349862300
(CUSIP Number)

Frank LaGrange Johnson,
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,606,139
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,606,139
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,606,139
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,606,139
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,131
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 340,131
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,119
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 165,119
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 505,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,111,389
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,111,389
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 349862300

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of the 2,111,389 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is approximately $7,524,316, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 10, 2010, the LaGrange Group (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement.  Pursuant to the terms of the Settlement Agreement, the Issuer confirmed that as of August 10, 2010, three current members of the Board, Douglas W. Sabra, Michael Schiffman and Bruce Galloway, have resigned as members of the Board and agreed to appoint Frank LaGrange Johnson, Stephen L. Key and Owen P.J. King (collectively, the “New Appointees”)  to fill the ensuing vacancies.  The Issuer further confirmed pursuant to the Settlement Agreement that as of August 10, 2010, Mr. Sabra has resigned as President, Chief Executive Officer and Chairman of the Board and that the Issuer has appointed Frank LaGrange Johnson as the new Chairman of the Board.  The Issuer also agreed to appoint Brett M. Johnson as the Issuer’s President and Chief Executive Officer.

In connection with the 2010 Annual Meeting, the Issuer agreed that it will nominate, recommend, support and solicit proxies for the election of the New Appointees in the same manner as for the Issuer’s other nominees up for election at the 2010 Annual Meeting.  The LaGrange Group agreed that it will vote all of its shares in favor of, and otherwise support, the election of John F. Chiste, Fred Hamilton and Louis Lipschitz (collectively, the “Continuing Directors”) at the 2010 Annual Meeting.

Under the Settlement Agreement, the Issuer further agreed (i) not to increase the size of the Board above six (6) members prior to the final certification of the results of the 2010 Annual Meeting unless such increase is approved by a majority of the Board; (ii) to appoint Owen P.J. King as Chairman of the Nominating and Governance Committee; and (iii) to appoint Messrs. Johnson, Key and King to the committees of the Board (and any future committee of the Board) so as to be in equal number to the Continuing Directors on each committee.

In the event that any of Messrs. Johnson, Key or King leaves the Board before the conclusion of the Issuer’s 2011 Annual Meeting, the LaGrange Group can nominate replacement director(s), who qualify as “independent” pursuant to NASDAQ listing standards for approval by the Nominating and Governance Committee, which approval may not be unreasonably withheld.  Similarly, if any of the continuing directors leaves the Board before the conclusion of the 2011 Annual Meeting, the remaining continuing directors can nominate replacement director(s), who qualify as “independent” pursuant to NASDAQ listing standards for approval by the Nominating and Governance Committee, which approval may not be unreasonably withheld.  In addition, the Issuer confirmed that Mr. Sabra has resigned as President, Chief Executive Officer and Chairman and will be replaced by Brett M. Johnson as President and Chief Executive Officer of the Issuer.

In connection with the Settlement Agreement, the Issuer repealed all provisions of its Amended and Restated Bylaws that became effective after February 13, 2008 and terminated its Shareholder Protection Rights Agreement, dated June 9, 2010.  Contemporaneously with the entry into the Settlement Agreement, the Issuer executed a Severance and Release Agreement with Mr. Sabra and a Retention Agreement and an Employment Agreement with James O. McKenna, the Issuer’s Chief Financial Officer.

The LaGrange Group agreed (i) to withdraw its preliminary consent materials; (ii) until fourteen (14) days prior to the nomination deadline for the 2011 Annual Meeting, not to seek additional Board representation or call a special meeting of the Issuer’s shareholders.

CUSIP NO. 349862300

               The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,021,775 Shares outstanding as of August 6, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2010.

As of the close of business on August 12, 2010, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 1,606,139, 340,131 and 165,119 Shares, respectively, constituting approximately 20.0%, 4.2% and 2.1%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 1,606,139 Shares beneficially owned by Capital Partners.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 505,250 Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 6.3% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 2,111,389 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 26.3% of the Shares outstanding.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No. 6 to the Schedule 13D by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 10, 2010, the Reporting Persons entered into a Settlement Agreement with the Issuer, the terms of which are described in Item 4.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 349862300

Item 7.	Material to be Filed as Exhibits.

Item 7 has been amended to add the following exhibit:

99.1
Settlement Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd., LaGrange Capital Management, L.L.C., LaGrange Capital Administration, L.L.C., Frank LaGrange Johnson and Forward Industries, Inc., dated August 10, 2010.

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 13, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Class of Security	Quantity Purchased / (Sold)	Price Per Share ($)	Date of Purchase / (Sale)

LAGRANGE CAPITAL PARTNERS, L.P.

Common Stock	6,565	3.4951	06/21/2010

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	1,382	3.4951	06/21/2010

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

Common Stock	691	3.4951	06/21/2010